Exhibit 4.2
Description of the Registrant’s Securities Registered Pursuant to
Section 12 of the Securities and Exchange Act of 1934, as amended

The common stock, par value $0.01 per share (“Common Stock”), of Boston Properties, Inc. (“BXP”) is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The common units of limited partnership interest (“Common OP Units”) of Boston Properties Limited Partnership (“BPLP”) are registered pursuant to Section 12(g) of the Exchange Act.

The following description of the Common Stock and the Common OP Units sets forth certain general terms and provisions of each class of securities. These descriptions are in all respects subject to and qualified in their entirety by, and should be read in conjunction with, all applicable provisions of the Amended and Restated Certificate of Incorporation of Boston Properties, Inc., as further amended and supplemented (the “Charter”), the Third Amended and Restated By-laws of Boston Properties, Inc., as further amended (the “By-laws”) and the Second Amended and Restated Agreement of Limited Partnership of Boston Properties Limited Partnership, as further amended (the “Limited Partnership Agreement”), each of which is incorporated herein by reference and copies of which are incorporated by reference as exhibits to our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission, and the applicable provisions of the Delaware General Corporation Law (the “DGCL”) and the Delaware Revised Uniform Limited Partnership Act.

General

BXP’s Charter provides that it may issue up to 250,000,000 shares of Common Stock, up to 50,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”), and up to 150,000,000 shares of excess stock, par value $0.01 per share (“Excess Stock”).

Common Stock

Subject to the provisions of BXP’s Charter regarding Excess Stock, all shares of BXP’s Common Stock have equal dividend, distribution, liquidation and other rights. BXP’s board of directors must approve the amount of stock BXP sells and the price for which it is sold.

Dividend Rights

Subject to the preferential rights of any other shares of BXP’s stock and the provisions of BXP’s Charter regarding Excess Stock, holders of BXP’s Common Stock may receive dividends out of assets that BXP can legally use to pay dividends when and if they are authorized and declared by BXP’s board of directors.

Voting Rights

Subject to the rights of any other shares of BXP’s stock, the provisions of BXP’s Charter regarding Excess Stock, and the rights of limited partners of BPLP other than BXP to vote on certain extraordinary transactions, holders of BXP’s Common Stock will have the exclusive power to vote on all matters presented to BXP’s stockholders, including the election of directors, except as otherwise provided by Delaware law. Holders of BXP’s Common Stock are entitled to one vote per share.

See “Important Provisions of Delaware Law, BXP’s Charter and By-laws and Other Governance Documents—Board of Directors” and “Units of Limited Partnership Interest of BPLP—Voting Rights” below for more information.

Distributions on Liquidation

In the event of BXP’s liquidation, dissolution or winding up, each holder of BXP’s Common Stock will share in the same proportion as other holders of BXP’s Common Stock out of assets that BXP can legally use to pay distributions after BXP pays or makes adequate provision for all of its known debts and liabilities.

Other Rights

All shares of BXP’s Common Stock have no preference, appraisal or exchange rights, except for any appraisal rights provided by Delaware law. BXP’s Common Stock does not have any redemption or sinking fund provisions or any conversion rights. Holders of BXP’s Common Stock do not have any preferential rights or preemptive rights to buy or subscribe for capital stock or other securities that BXP may issue.

Restrictions on Ownership

For BXP to qualify as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), no more than 50% in value of BXP’s outstanding stock may be owned, actually or constructively, by five or fewer individuals during the last half of a taxable year. To assist BXP in meeting this requirement, it may take actions including the automatic conversion of shares in excess of this ownership restriction into Excess Stock to limit the ownership of the outstanding equity securities of BXP, actually or constructively, by one person or entity. See “Limits on Ownership of BXP’s Capital Stock” below for more information.

Transfer Agent

The transfer agent and registrar for BXP’s Common Stock is Computershare Trust Company, N.A.

Stock Exchange Listing

BXP’s Common Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “BXP.”

Relationship to Preferred Stock

BXP may issue Preferred Stock from time to time, in one or more series, as authorized by its board of directors. Prior to the issuance of shares of each series, BXP’s board of directors is required by the DGCL and its Charter to fix for each series, subject to the provisions of the Charter regarding Excess Stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, as are permitted by Delaware law.
BXP’s board of directors could authorize the issuance of Preferred Stock with terms and conditions that could have the effect of discouraging a takeover or other transaction that holders of BXP’s Common Stock might believe to be in their best interests or in which holders of some, or a majority, of BXP’s Common Stock might receive a premium for their shares over the then market price of BXP’s Common Stock.

As of the date of the Annual Report with which this Exhibit 4.2 is filed, no shares of Preferred Stock are outstanding.

Limits on Ownership of BXP’s Capital Stock

Ownership Limits

For BXP to qualify as a REIT under the Code, among other things, not more than 50% in value of BXP’s outstanding stock may be owned, actually or constructively, by five or fewer individuals during the last half of a taxable year, and BXP’s outstanding stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. In order to protect BXP against the risk of losing its status as a REIT and to otherwise protect it from the consequences of a concentration of ownership among its stockholders, its Charter provides that generally no holder may beneficially own more than 6.6% of any class or series of its stock. Under BXP’s Charter, a person generally “beneficially owns” shares if:
•the person has direct ownership of the shares;
•the person has indirect ownership of the shares taking into account the constructive ownership rules of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code; or
•the person would be deemed to beneficially own the shares pursuant to Rule 13d-3 under the Exchange Act.

BXP’s Charter provides two exceptions to the 6.6% ownership limit:

•15% Related Party Ownership Limit: BXP’s Charter provides that Mr. Mortimer B. Zuckerman, together with his heirs, legatees and devisees, and any other person who beneficially owns shares of BXP’s stock that are also deemed to be beneficially owned by Mr. Zuckerman or his heirs, legatees or devisees, are subject to an aggregate ownership limit with respect to each class or series of BXP’s stock of 15%. The heirs, legatees and devisees of Mr. Edward H. Linde, and any other person who beneficially owns shares of BXP’s stock that are also deemed to be beneficially owned by Mr. E. Linde’s heirs, legatees or devisees, are subject to an aggregate ownership limit with respect to each class or series of BXP’s stock of 15%.

•15% Look-Through Entity Ownership Limit: Trusts described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code, as modified by Section 856(h)(3) of the Code, and entities registered under the Investment Company Act of 1940 are subject to an ownership limit of 15%. These types of entities are among the entities that are not treated as stockholders under the requirement that not more than 50% in value of BXP’s outstanding stock be owned by five or fewer individuals during the last half of a taxable year other than BXP’s first year. Rather, the beneficial owners of these entities will be counted as stockholders for this purpose.

Additionally, BXP’s board of directors may, in its sole discretion, waive the foregoing ownership limits if evidence satisfactory to the board of directors is presented that the changes in ownership will not jeopardize BXP’s status as a REIT and the board of directors otherwise determines that such action is in the best interests of BXP.

These ownership limitations may have the effect of precluding the acquisition of control of BXP.

Shares in Excess of Ownership Limits

Purported transfers of BXP’s stock or beneficial ownership of BXP’s stock that would result in:

•any person violating the ownership limit applicable to that person;
•BXP’s stock being beneficially owned by fewer than 100 persons;
•BXP being “closely held” within the meaning of Section 856(h) of the Code; or
•BXP constructively owning 10% or more of one of its tenants,

shall be null and void and of no effect with respect to the number of shares of stock that would cause such result. These shares will be converted automatically into an equal number of shares of BXP’s Excess Stock that will be transferred by operation of law to a trust for the benefit of a qualified charitable organization selected by BXP. Additionally, events other than purported transfers that would result in the occurrence of any of the events described above will result in a number of shares of stock sufficient to prevent the occurrence of such event converting into an equal number of shares of BXP’s Excess Stock and being transferred to the trust. As soon as practicable after the transfer of shares to the trust, the trustee of the trust will be required to sell the Excess Stock to a person who could own the shares without violating the applicable limits and distribute to the original transferee-stockholder an amount equal to the lesser of:

•the proceeds of the sale; or
•the price paid by the original transferee-owner for the shares of stock that converted into Excess Stock in the purported transfer that triggered such conversion or, if the event that triggered the conversion of shares into Excess Stock was a gift or an event other than a transfer, the market price of the shares of BXP’s stock that converted into Excess Stock on the date of such event, which will be determined in the manner set forth in BXP’s Charter.

All dividends and other distributions received with respect to the Excess Stock prior to their sale by the trust and any proceeds from the sale by the trust in excess of the amount distributable to the original transferee-owner will be distributed to the beneficiary of the trust.

The foregoing restrictions will not apply if BXP’s board of directors determines that it is no longer in the best interests of BXP to attempt to, or to continue to, qualify as a REIT.

Right to Purchase Excess Stock

In addition to the foregoing transfer restrictions, BXP has the right, for a period of 90 days during the time any shares of Excess Stock are held by the trust, to purchase all or any portion of these shares for the lesser of:

•the price paid by the original transferee-owner for the shares of BXP’s stock that converted into Excess Stock in the purported transfer that triggered such conversion or, if the event that triggered the conversion of shares into Excess Stock was a gift or an event other than a transfer, the market price of the shares of BXP’s stock that converted into Excess Stock on the date of such event, which will be determined in the manner set forth in BXP’s Charter; or
•the market price of BXP’s stock on the date BXP exercises its option to purchase, which will be determined in the manner set forth in BXP’s Charter.

The 90-day period begins on the date of the purported transfer or other event that resulted in the conversion of shares into Excess Stock if the original transferee-stockholder gives BXP notice of such event or, if no notice is given, the date on which BXP’s board of directors determines that such event has occurred.

Disclosure of Stock Ownership by the Stockholders of BXP

Each of the stockholders of BXP will be required to disclose to BXP upon demand in writing any information that BXP may request to determine its status as a REIT and ensure compliance with the ownership limits.

Important Provisions of Delaware Law, BXP’s Charter and By-laws and Other Governance Documents

Business Combinations with Interested Stockholders under Delaware Law

Section 203 of the DGCL prevents a publicly held corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•before the date on which the person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the person becoming an interested stockholder;
•the interested stockholder owned at least 85% of the outstanding voting stock of the corporation at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide participants with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or after the date on which the person became an interested stockholder, the business combination is approved by the board of directors and the holders of at least two-thirds of the voting stock of the corporation voting at a meeting, excluding the voting stock owned by the interested stockholder.

As defined in Section 203, the term “interested stockholder” is generally (1) a person who, together with affiliates and associates, owns 15% or more of a corporation’s outstanding voting stock or (2) a person who is an affiliate or associate of the corporation and was, together with affiliates and associates, the owner of 15% or more of a corporation’s outstanding voting stock within the past three years. As defined in Section 203, a “business combination” includes mergers, consolidations, stock and assets sales and other transactions with the interested stockholder.

The provisions of Section 203 may have the effect of delaying, deferring or preventing a change of control of BXP.

Amendment of BXP’s Charter and By-laws

Amendments to BXP’s Charter must be approved by the affirmative vote of more than 75% of the directors then in office and generally by the vote of a majority of the votes entitled to be cast at a meeting of BXP’s stockholders. However, the affirmative vote of not less than 75% of BXP’s outstanding shares entitled to vote thereon, voting together as a single class, and the affirmative vote of not less than 75% of the outstanding shares of each class entitled to vote thereon, is required for amendments dealing with fundamental governance provisions of BXP’s Charter, including provisions relating to:

•stockholder action;
•the powers, election of, removal of and terms of directors;
•limitation of liability; and
•amendment of BXP’s Charter or By-laws.

Unless otherwise required by law, BXP’s board of directors may amend BXP’s By-laws by a majority vote of the directors of BXP then in office. BXP’s By-laws may also be amended at a meeting of stockholders by the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to be cast on such amendment, voting together as a single class, if BXP’s board of directors recommends the approval of the amendment. Otherwise, BXP’s By-laws may be amended at a meeting of stockholders by the affirmative vote of at least 75% of the outstanding shares of capital stock entitled to vote on such amendment, voting together as a single class.

Approval of Extraordinary Actions

Delaware law generally requires that BXP obtain the approval of a majority of the outstanding shares of BXP’s Common Stock that are entitled to vote before BXP may consolidate or merge with another corporation. However, Delaware law does not require that BXP seek approval of its stockholders to enter into a merger in which BXP is the surviving corporation following the merger if:

•BXP’s Charter is not amended in any respect by the merger;
•each share of BXP’s stock outstanding prior to the merger is to be an identical share of stock following the merger; and
•any shares of BXP’s Common Stock (together with any other securities convertible into shares of BXP’s Common Stock) to be issued or delivered as a result of the merger represent in the aggregate no more than 20% of the number of shares of BXP’s Common Stock outstanding immediately prior to the merger.

Meetings of Stockholders

Under BXP’s By-laws, BXP will hold annual meetings of its stockholders at a date and time as determined by BXP’s board of directors, Chairman, Chief Executive Officer or President of BXP. BXP’s By-laws require advance notice for the stockholders of BXP to make nominations of candidates for BXP’s board of directors or bring other business before an annual meeting of the stockholders of BXP. Only BXP’s board of directors can call special meetings of the stockholders of BXP and any special meeting is restricted to considering and acting upon matters set forth in the notice of that special meeting.

Proxy Access

BXP’s By-laws include proxy access provisions that permit a stockholder, or group of no more than five stockholders, meeting specified eligibility requirements, to include director nominees in BXP’s proxy materials for annual meetings of its stockholders. In order to be eligible to utilize these proxy access provisions, a stockholder, or group of stockholders, must, among other requirements:

•have owned shares of BXP’s Common Stock equal to at least 3% of the aggregate of the issued and outstanding shares of BXP’s Common Stock continuously for at least the prior three years;
•represent that such shares were acquired in the ordinary course of business and not with the intent to change or influence control and that such stockholder or group does not presently have such intent; and
•provide a notice requesting the inclusion of director nominees in BXP’s proxy materials and provide other required information to BXP not less than 120 days prior to the anniversary of the date of the proxy statement for the prior year’s annual meeting of stockholders (with adjustments if the date for the upcoming annual meeting of stockholders is more than 30 days before or more than 60 days after the anniversary date of the prior year’s annual meeting).

For purposes of the foregoing requirements, issued and outstanding Common OP Units, other than those owned by BXP, BPLP or any of their directly or indirectly wholly owned subsidiaries and excluding issued and outstanding long term incentive units of BPLP, will be treated as issued and outstanding shares of BXP’s Common Stock as such Common OP Units are generally economically equivalent to, and exchangeable for, shares of BXP’s Common Stock. Additionally, all director nominees submitted through these provisions must be independent and meet specified additional criteria, and stockholders will not be entitled to utilize this proxy access right at an annual meeting if BXP receives notice through its traditional advanced notice by-law provisions that a stockholder intends to nominate a director at such meeting. The maximum number of director nominees that may be submitted pursuant to these provisions may not exceed 25% of the number of directors then in office.

The foregoing proxy access right is subject to additional eligibility, procedural and disclosure requirements set forth in BXP’s By-laws.

Board of Directors

Each director of BXP holds office for a one year term expiring at the next succeeding annual meeting of stockholders, or until his or her successor is duly elected and qualified or until his or her earlier resignation or removal.

BXP’s Charter provides that the affirmative vote of more than 75% of the directors then in office is required to approve fundamental transactions or actions, including:

•a change of control of BXP or of BPLP;
•any amendment to BPLP’s Limited Partnership Agreement;
•any waiver of the limitations on ownership contained in BXP’s Charter;
•any merger, consolidation or sale of all or substantially all of the assets of BXP or of BPLP;
•certain issuances of equity securities by BXP (but not including, among others, underwritten public offerings);
•BXP or BPLP making a general assignment for the benefit of creditors or instituting any proceedings in bankruptcy or for the liquidation, dissolution, reorganization or winding up of either entity or consenting to the taking of any of these actions against either entity;
•any amendment of BXP’s Charter;
•BXP conducting business other than through BPLP or for either of them to engage in any business other than the ownership, construction, development, management and operation of commercial real estate properties; and
•termination of BXP’s status as a REIT.

There is no cumulative voting in the election of directors of BXP. Generally, all matters to be voted on by stockholders, other than the election of directors, must be approved by a majority of the votes present in person or represented by proxy and entitled to vote at a meeting at which a quorum is present, subject to any voting rights granted to holders of any then outstanding Preferred Stock. In uncontested elections of directors, a majority voting standard will apply pursuant to which, in order for a director nominee to be elected, the votes cast “for” his or her election must exceed the votes cast “against” his or her election. In contested elections of directors, which generally will include any situation in which BXP receives a notice that a stockholder has nominated a person for election to BXP’s board of directors at a meeting of the stockholders that is not withdrawn on or before the tenth day before BXP first mails notice for such meeting to its stockholders, a plurality voting standard will apply.

Exclusive Forum

BXP’s By-laws generally provide that, unless BXP consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder to bring (1) any derivative action or proceeding on behalf of BXP, (2) any action asserting a claim of, or a claim based on, breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of BXP to BXP or its stockholders, (3) any action asserting a claim against BXP or any current or former director, officer, employee or stockholder of BXP arising pursuant to any provision of the DGCL or BXP’s Charter or By-laws or (4) any action asserting a claim against BXP or any current or former director, officer, employee or stockholder of BXP governed by the internal affairs doctrine.

Units of Limited Partnership Interest of BPLP

BPLP, a partnership with no publicly traded equity, is the entity through which BXP conducts substantially all of its business and owns, either directly or through subsidiaries, substantially all of its assets. BXP is the sole general partner and also a limited partner of BPLP. As the sole general partner of BPLP, BXP has exclusive control of BPLP’s day-to-day management. Net proceeds from equity offerings by BXP are contributed to the capital of BPLP in exchange for Common OP Units or preferred units of limited partnership interest, as applicable.

Distributions

BPLP’s Limited Partnership Agreement provides that BPLP will distribute all available cash on at least a quarterly basis, in amounts determined by BXP, as the general partner, in its sole discretion, to the limited partners in accordance with their respective percentage interests in BPLP.

Distributions Upon Liquidation

Upon liquidation of BPLP, after payment of, or adequate provision for, BPLP’s debts and obligations, including any partner loans, any of BPLP’s remaining assets will be distributed to all limited partners with positive capital accounts in accordance with their respective positive capital account balances. BPLP’s profit and loss for each fiscal year generally will be allocated among the limited partners in accordance with their respective interest in BPLP. Taxable income and loss will be allocated in the same manner, subject to compliance with the provisions of the Code, sections 704(b) and 704(c) and the Treasury Regulations promulgated thereunder.

Voting Rights

Under BPLP’s Limited Partnership Agreement, limited partners do not have voting rights relating to the operation and management of BPLP, except in connection with matters, as described more fully below, involving amendments to the Limited Partnership Agreement, dissolution of BPLP and the sale or exchange of all or substantially all of BPLP’s assets, including mergers or other combinations. Holders of all classes of preferred units have the right to a separate class vote on any matter that would materially and adversely affect any right, preference, privilege or voting power of the preferred units or their holders.

•Vote Required to Dissolve the Partnership: Under BPLP’s Limited Partnership Agreement and Delaware law, BPLP may be dissolved only upon an election to dissolve by BXP, as general partner, and the affirmative consent of limited partners (including BXP) holding 85% of the Common OP Units.

•Vote Required to Sell Assets or Merge: BXP, as general partner, has agreed in BPLP’s Limited Partnership Agreement not to engage in business combinations unless the limited partners of BPLP other than BXP who hold the remaining Common OP Units receive, or have the opportunity to receive, either (1) the same consideration for their partnership interests as holders of BXP’s Common Stock in the transaction or (2) limited partnership units that, among other things, would entitle the holders, upon redemption of these units, to receive shares of common equity of a publicly traded company or the same consideration as holders of BXP’s Common Stock received in the transaction. If these limited partners do not receive the same consideration, BXP cannot engage in the transaction unless 75% of these holders of Common OP Units vote to approve the transaction. In addition, BXP has agreed in BPLP’s Limited Partnership Agreement that it will not consummate business combinations in which it received the approval of the stockholders of BXP unless holders of Common OP Units are also allowed to vote and the transaction would have been approved had these holders of Common OP Units been able to vote as stockholders on the transaction. Therefore, if the stockholders of BXP approve a business combination that requires a vote of stockholders, BPLP’s Limited Partnership Agreement requires the following before BXP can consummate the transaction:

◦holders of Common OP Units (including BXP) vote on the matter;
◦BXP must vote its Common OP Units in the same proportion as its stockholders voted on the transaction; and
◦the result of this vote of holders of Common OP Units must be such that had the vote been a vote of stockholders, the business combination would have been approved.

Meetings of the Partners

Meetings of the partners may be called by BXP, as the general partner, and must be called by BXP, as the general partner, upon receipt of a written request by limited partners holding 20% or more of the partnership interests. The notice must state the nature of the business to be transacted, and must be given to all partners not less than seven days nor more than thirty days prior to the date of such meeting. Partners may vote in person or by proxy at such meeting. Partners can act without a meeting with the written consent of holders of 75% or more of the percentage interests of the partners.

Transferability of Interests

BXP may not transfer any of its general partner interest or withdraw as general partner of BPLP or transfer any of its Common OP Units, except in certain specifically identified types of transactions, including under certain circumstances in the event of a merger, consolidation or sale of all or substantially all of the assets of BXP. Generally, Common OP Units may be transferred without the consent of BXP as general partner. However, as general partner, BXP, in its sole discretion, may or may not consent to the admission as a limited partner any transferee of Common OP Units. If BXP, as general partner, does not consent to the admission of a transferee, the transferee will be an assignee of an economic interest in BPLP but will not be a holder of Common OP Units for any other purpose; accordingly, the assignee will not be permitted to vote on any affairs or issues on which a limited partner may vote.

Issuance of Additional Units

BXP, as general partner, is authorized, in its sole discretion and without limited partner approval, to cause BPLP to issue additional Common OP Units, preferred units and other equity securities of BPLP for any partnership purpose at any time to the limited partners or to other persons on terms established by BXP, as general partner.

Redemption Rights

Pursuant to BPLP’s Limited Partnership Agreement, the limited partners (other than BXP) have redemption rights which, subject to certain limitations, enable them to cause BPLP to redeem each unit of limited partnership interest for cash equal to the market value of a share of BXP’s Common Stock or, at BXP’s election, as general partner, BXP may purchase each unit of limited partnership interest offered for redemption for cash or one share of BXP’s Common Stock. If BXP so elects, its Common Stock will be exchanged for Common OP Units on a one-for-one basis. This one-for-one exchange ratio is subject to specified adjustments to prevent dilution. BXP generally expects that it will elect to issue its Common Stock in connection with each such presentation for redemption rather than having BPLP pay cash. With each such exchange or redemption, BXP’s percentage ownership in BPLP will increase. In addition, whenever BXP issues shares of its Common Stock other than to acquire Common OP Units, BXP must contribute any net proceeds it receives to BPLP and BPLP must issue to BXP an equivalent number of Common OP Units.

Amendment to BPLP’s Limited Partnership Agreement

Amendments to BPLP’s Limited Partnership Agreement may be proposed by BXP, as general partner, or by limited partners holding 20% or more of the partnership interests. Generally, amendments require approval of BXP, as general partner, and the consent of a majority of the holders of Common OP Units. Amendments that would, among other things, convert a limited partner’s interest into a general partner’s interest, modify the limited liability of any limited partner, alter the interest of any limited partner in profits, losses or distributions, alter or modify the redemption right described herein, or cause the termination of BPLP at a time inconsistent with the terms of BPLP’s Limited Partnership Agreement, must be approved by BXP, as general partner, and each limited partner that would be adversely affected by the amendment.

Relationship to Preferred Units

BPLP’s preferred units have the rights, preferences and other privileges (including the right to convert into BPLP’s Common OP Units) as are set forth in amendments to BPLP’s Limited Partnership Agreement.

As of the date of the Annual Report with which this Exhibit 4.2 is filed, there are no preferred units outstanding.

Term

BPLP will continue until December 31, 2095, or until sooner dissolved upon (i) withdrawal of BXP, the general partner (unless the remaining partners elect to continue BPLP), (ii) through December 31, 2055, an election to dissolve BPLP made by BXP, as general partner, with the consent of the limited partners (including BXP) holding 85% of the interests in BPLP, (iii) on or after January 1, 2056, an election to dissolve BPLP made by BXP, as general partner, in its sole and absolute discretion, (iv) entry of a decree of judicial dissolution, (v) the sale of all or substantially all of BPLP’s assets and properties, or (vi) a final and non-appealable judgment ruling BXP, as general partner, bankrupt or insolvent (unless the limited partners elect to continue BPLP prior to the entry of such order or judgment).